

February 3, 2012

Via E-mail
Dr. Larry Hsu, Ph.D.
Chief Executive Officer and President
Impax Laboratories, Inc.
30831 Huntwood Avenue
Hayward, CA 94544

> **Re: Impax Laboratories, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 25, 2011**
> **Form 10-Q for the Quarterly Period Ended September 30, 2011**
> **Filed November 3, 2011**
> **File No. 1-34263**

Dear Dr. Hsu:

We have reviewed your January 6, 2012 response to our December 12, 2011 comment letter and have the following comments.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K for the fiscal year ended December 31, 2010

Item 1. Business
Overview, page 1

1. We acknowledge your response to prior comment one. Please provide us proposed disclosure to be included in future periodic reports similar to your response regarding the following:

Global segment:
- you do not track R&D expense by individual product;
- you do not believe that any individual generic pipeline product is significant to your results of operations and financial position; and
- you do not concentrate your generic products in a particular therapeutic area and instead focuses your R&D efforts based on drug-delivery technology and on products you believe may have limited competition,

Impax Division:
- you do not track R&D expense by individual product; and
- other than IPX066, you do not consider other pipeline products to be significant.

Notes to Consolidated Financial Statements
13. Alliance and Collaboration Agreements
Strategic Alliance Agreement with Teva, page F-38

2.   We acknowledge your response to prior comment two. Since you elected early adoption of ASU 2009-13 beginning with the quarter ended September 30, 2010 tell us why you did not disclose the following information for all previously reported interim periods in the fiscal year of adoption: revenue, income before income taxes, net income, earnings per share and the effect of the change for the appropriate captions presented. Refer to ASC 605-25-65-1b. Please provide us with this information to help us understand why this disclosure was not included in your filing.

Form 10-Q for the quarterly period ended September 30, 2011
Notes to Interim Consolidated Financial Statements (unaudited)
11. Alliance and Collaboration Agreements, page 23

3.   We acknowledge your response and proposed disclosure to prior comment three. To further enhance your proposed disclosure, we believe a more detailed breakout of the aggregate contingent consideration by category for pre-commercialization milestones is necessary, i.e. separate clinical and regulatory categories. Please provide us this revised disclosure to be included in future periodic reports.

        You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Don Abbott, Senior Staff Accountant, at (202) 551-3608 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

                                            Sincerely,

                                            /s/ Jim B. Rosenberg

                                            Jim B. Rosenberg
                                            Senior Assistant Chief Accountant